SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 October 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 23 October 2018 re: Lloyds & Schroders Announce Strategic Partnership

                                                                                                                                                                                                                                                                                                                                                                                                                                                   23 October 2018

LLOYDS AND SCHRODERS ANNOUNCE WEALTH MANAGEMENT STRATEGIC PARTNERSHIP AND AGREEMENT TO MANAGE £80 BILLION OF SCOTTISH WIDOWS AND LLOYDS ASSETS

Lloyds Banking Group (Lloyds) and Schroders plc (Schroders) today announce that they are entering into a strategic partnership to create a market-leading wealth management proposition.

This strategic partnership will combine Lloyds' significant client base, multi-channel distribution and digital capabilities with Schroders' investment and wealth management expertise and technology capabilities.

For Lloyds, the partnership is in line with the strategic objectives outlined in its latest strategic review and will accelerate the development of its Financial Planning and Retirement business, and deliver significant additional growth.

For Schroders, the partnership will continue its expansion into the strategically important UK wealth management market, building on its core strengths in active investment management. It will also leverage Benchmark Capital's1 award-winning adviser platform technology.

This strategic partnership includes:

Financial Planning

●
Lloyds and Schroders will establish a new financial planning joint venture company (JV) for affluent customers. Lloyds will own 50.1 per cent of the share capital and Schroders the remaining 49.9 per cent. The JV will address the growing gap in the advice market through a personalised, advice-led proposition, backed by world-class investment expertise and best in class technology.
●
Lloyds will transfer approximately £13 billion of assets and associated advisers from its existing Wealth Management business to the JV. There will also be a referral agreement in place to enable Lloyds' customers to benefit from this enhanced proposition.
●
The JV aims to commence activities by the end of H1 2019 (subject to required regulatory and other approvals) and will be led by a management team comprising representatives from both partners. From completion, Antonio Lorenzo, Chief Executive of Scottish Widows and Group Director of Insurance & Wealth will be Chairman and James Rainbow, Schroders' Co-Head of UK Intermediary, will be Chief Executive (both subject to regulatory approval).
●
Lloyds and Schroders see significant growth opportunities in the financial planning and retirement market and the JV will aim to become a top three UK financial planning business within five years.

High Net Worth Wealth Management

●
In connection with the transfer of the £13 billion of assets to the JV and Schroders taking 49.9 per cent of the JV, Lloyds will receive up to a 19.9 per cent financial investment in the holding company of Schroders' UK wealth management business (subject to regulatory approval). This will provide Lloyds' high net worth customers with access to Cazenove Capital's leading wealth management propositions.

1
Benchmark Capital is 77 per cent owned by Schroders.
●
The partnership will provide Lloyds with the opportunity to offer the specialist investment management services of Cazenove Capital to charities and family offices, with which Lloyds has strong relationships via its Commercial Banking Business.
●
Lloyds will also transfer approximately £400 million of existing private client assets under management to the Schroders UK wealth management business.

Investment Management

●
Schroders will be appointed as the active investment manager of approximately £80 billion of the Scottish Widows and Lloyds insurance and wealth related assets (which includes the £13 billion to be transferred to the JV and the £400 million to be transferred to Schroders' UK wealth management business), following Lloyds' asset management review announced in February 2018. This appointment will be for at least five years.
●
Lloyds remains confident in its rights to terminate the current asset management agreements and expects the arbitration process to conclude early next year.
●
This appointment will benefit both Lloyds and its customers through providing access to a partner with leading investment management expertise, a stable investment team and strong performance across multiple asset classes.
●
This mandate will enhance Schroders' scale in its core areas of equities, fixed income, multi-asset and private assets.
●
The management of £67 billion of Scottish Widows insurance related assets will commence following conclusion of the current arbitration process with Standard Life Aberdeen or by no later than when the existing contract ends in March 2022.
●
The management of the £13 billion of wealth related assets and the £400 million of existing private client assets will transfer to Schroders as soon as possible following the arbitration process, irrespective of the outcome.

Lloyds and Schroders have also agreed to work together and potentially develop other strategic opportunities, including investment propositions and advice for Lloyds' retail customers, for which Schroders would provide active asset management services.

Financial details of the overall transaction are set out in the attached appendix.

António Horta-Osório, Group Chief Executive of Lloyds, said:
"I am delighted to be announcing this exciting partnership with Schroders and the creation of a new market leading wealth management proposition. This provides a strong platform for growth and is a further step in the delivery of our strategic objectives."

Peter Harrison, Group Chief Executive of Schroders, said:
"Wealth management is a strategic priority for Schroders. In combining our award-winning technology and world-class investment expertise with Lloyds' significant client base and digital capabilities, we are creating a strategic partnership which is exclusively focused on the evolving needs of UK savers and investors. I am also delighted that we have been entrusted to manage £80 billion of assets for Lloyds' and Scottish Widows' clients."

Antonio Lorenzo, Chief Executive of Scottish Widows and Group Director of Insurance & Wealth, said:
"The unique combination of two of the UK's strongest financial services businesses will enable us to create a market-leading proposition which will benefit customers. The aim is to become a top three UK financial planning business within five years, given the significant growth opportunities in the financial planning and retirement market combined with the new company's ambitious medium term growth strategy."

Appendix

Financial information

Within this transaction, Lloyds Banking Group will contribute £13 billion of wealth-related assets under management into a new JV, 49.9 per cent of which will subsequently be transferred to Schroders. In addition, Lloyds Banking Group will transfer approximately £400 million of existing private client assets under management to Schroders' UK wealth management business.

The aggregated consideration for these two transfers is approximately £200 million, which will be satisfied through shares representing up to 19.9 per cent of the holding company of Schroders' UK wealth management business (Schroder Wealth Holdings Limited), subject to regulatory approval, and these shares will be retained by Lloyds subject to customary joint venture exit provisions.

The combined profit before tax for the JV and the private client assets being transferred is estimated at c.£35 million for 2018 (c.£130 million income and c.£95 million costs) with gross assets of c.£120 million.

The acquisition by Schroders of 49.9 per cent of the JV is subject to a true-up exercise, involving possible deferred consideration payable in cash, subject to caps, which will be determined after three years depending on the net new business performance of the JV.

The transaction is not expected to have a material financial impact on Lloyds Banking Group in the short term but provides significant growth opportunities in excess of the existing £50 billion target for additional Financial Planning and Retirement assets under administration by 2020.

On completion, Lloyds will recognise its share of profits from its stake in the JV, and from its investment in Schroder Wealth Holdings Limited, in Other Income within the Lloyds Banking Group accounts.

Evercore acted as financial adviser to Lloyds in relation to this transaction.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                              +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone  and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting  from  increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 October 2018